KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

April 14, 2005


05007383

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549


RECEIVED
APR 15 2005

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's April 13, 2005 press release regarding Lagardère's bond repurchase with respect to T-Online International AG.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Laurent Carozzi
Ms. Helene Martin
Fred Marcusa, Esq.
Kenneth G.M. Mason, Esq.

Press Release

LAGARDERE



Lagardère SCA announces results of additional repurchases of its 2.5% exchangeable bonds into T-Online International AG shares due 2005

Paris, April 13, 2005 – Lagardère SCA announces that it has repurchased, during the period between February 14, 2005 and March 18, 2005, an additional nominal amount of €114,919,000 of its outstanding 2.50 per cent exchangeable bonds into T-Online International AG shares due 2005 (the "Bonds"), in addition to the nominal repurchased amount of €592,000,000 it has announced on February 8, 2005. The repurchases occurred in off-market transactions. The repurchased Bonds have been cancelled in accordance with the terms of the Trust Deed dated 1 July 2002 pursuant to which they were issued. To date, Lagardère SCA has repurchased a nominal amount of €706,919,000 of its Bonds, representing 92 per cent of the total amount of the Bonds issued.

The LAGARDERE Group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). The Group also has interests in the high technology sector via a 15.097% equity stake in EADS.
The Group posted revenues of €13,389m in 2004, and employs 47,300 people in over 40 countries.
The LAGARDERE Group is listed on the Premier Marché of the Paris Bourse.

Press Contact

Thierry Funck-Brentano — tel. +33 (0)1 40 69 16 34
e-mail: tfb@lagardere.fr

Investor Relations Contact

Laurent Carozzi — tel. +33 (0)1 40 69 18 02
e-mail: lcarozzi@lagardere.fr